
June 4, 2012

Via E-mail
Ms. Suzanne I. Barth
Principal Financial Officer
Concrete Leveling Systems, Inc.
5046 E. Boulevard, NW
Canton, OH 44718

> **RE:** **Concrete Leveling Systems, Inc.**
> **Form 10-K for the Year ended July 31, 2011**
> **Filed October 25, 2011**
> **Form 10-Q for the Quarter ended January 31, 2012**
> **Filed March 14, 2012**
> **File No. 0-53048**

Dear Ms. Barth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 4

2. Please disclose the range of high and low sales prices or bid information for your common stock for the last two fiscal years. See Item 201(a)(1)(iii) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data, page 7

Report of Independent Registered Public Accounting Firm, page 7

3. Please make arrangements with your auditor to revise their report to indicate the city and state in which their report was issued, as required by Rule 2-02(a) of Regulation S-X.

Item 9A – Controls and Procedures, page 16

4. Please disclose the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K.

Exhibit 31.1 - Certifications

5. Your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 should be dated. Please amend your Form 10-K accordingly.

Form 10-Q for the Quarter Ended January 31, 2012

Exhibit 32 - Certifications

6. Your certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 should be dated. Please amend your Form 10-Q accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief